UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                 to
Commission file number: 000-29180
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Intrawest 401(k) Retirement Plan
Intrawest U.S. Holdings Inc.
221 Corporate Circle, Suite Q
Golden, CO 80401
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Intrawest Corporation
Suite 800
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6
604-669-9777

INTRAWEST 401(k) RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm)

INTRAWEST 401(k) RETIREMENT PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedules

1 Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005	9

2 Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2005	10

Signature

Exhibit

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Intrawest 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

KPMG LLP

Denver, Colorado
June 21, 2006

INTRAWEST 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments:
Mutual funds	$51,417,454	44,934,826
Money market and cash accounts	3,089,937	2,891,000
Intrawest Corporation common stock	1,639,033	1,150,351
Loans to participants	1,543,417	1,515,777

Total investments	57,689,841	50,491,954

Receivables:
Participant contributions	67,008	6,274
Employer contributions	118,479	118,170
Accrued interest	243	72

Total receivables	185,730	124,516

Total assets	57,875,571	50,616,470

Liabilities
Other liabilities	47,479	135,316

Net assets available for plan benefits	$57,828,092	50,481,154

See accompanying notes to financial statements.

INTRAWEST 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$173,725	80,077
Net realized and unrealized appreciation in the fair value of investments	4,206,006	4,525,301

Total investment income	4,379,731	4,605,378

Contributions:
Participant contributions	5,167,919	4,732,625
Employer contributions	1,892,995	1,872,201
Rollovers	326,006	2,018,227

Total contributions	7,386,920	8,623,053

Total additions	11,766,651	13,228,431

Deductions to net assets attributed to:
Benefit payments to participants	4,275,745	2,873,993
Administrative expenses	143,968	174,431

Total deductions	4,419,713	3,048,424

Increase in net assets available for plan benefits	7,346,938	10,180,007

Net assets available for plan benefits
Beginning of year	50,481,154	40,301,147

End of year	$57,828,092	50,481,154

See accompanying notes to financial statements.

INTRAWEST 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of Plan

The following description of the Intrawest 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan established by Stratton Corporation (Stratton) in June 1978. All employees of the Stratton Corporation, Intrawest U.S. Holdings Inc., Snowshoe Mountain, Inc., Copper Mountain, Inc., Intrawest California Holdings, Inc., Mountain Creek Resort, Inc., Intrawest Resort Ownership U.S. Corp., Intrawest Retail Group, Inc., Sandestin Resort & Club, Inc., Playground Destination Properties, Inc., Moguls, Inc., IRG Restaurant Company, Resort Reservations Network, Inc., Intrawest Shared Services, Inc., Intrawest U.S. Commercial Property Management, Inc., Intrawest Golf Holdings, Inc., Intrawest Resorts, Inc., Intrawest Hospitality Management Inc., Intrawest Golf Management, Inc., Big Island Country Club, and Intrawest/Winter Park Operations Corporation (collectively referred to as the Company) who have completed one year of service of at least 1,000 hours and have attained the age of 21 are eligible to participate in the Plan. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Each year, participants may contribute pretax annual compensation, as defined in the Plan, not to exceed $14,000 and $13,000 ($18,000 and $16,000 if age 50 or older) in 2005 and 2004, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Plan administrator has identified $4,753 and $104,252 of contributions made by certain employees in excess of amounts allowed by the Internal Revenue Code during 2005 and 2004, respectively. These excess contributions will be returned to the employees and are recorded in other liabilities as of December 31, 2005 and 2004.

Subject to certain limitations, the Company will match participant contributions at a rate determined by the sponsor of the Plan. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. Company matching contributions were equal to 50% of the first 6% of compensation deferred during 2005 and 2004. There were no discretionary Company contributions during 2005 and 2004.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching and discretionary contributions, and earnings (losses) thereon.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Employees participating in the plan prior to January 1, 1998 are 100% vested in Company contributions.
(Continued)

INTRAWEST 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
For participants enrolling in the Plan subsequent to January 1, 1998, Company contributions vest based upon the following schedule:

Vesting
Years of service	percentage

1	20%
2	40
3	60
4	80
5	100
(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee and Company contributions into various investment options. Participants may change their investment options daily.

(f)	Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account. Interest rates on participant loans range from 5% to 11%.

(g)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for six months following the receipt of a hardship withdrawal.

(h)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump sum payment or installments equal to 100% of their accrued benefit upon reaching the early retirement age of 55, the normal retirement age of 65, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participant’s contributions, allocations of earnings (losses), and the vested portion of Company contributions. Participants employed beyond age 59 1/2 may withdraw their accrued benefit.

(i)	Forfeited Accounts

Forfeited accounts are used by the Company to either satisfy its future matching contribution requirements or to pay administrative expenses of the Plan. At December 31, 2005 and 2004, forfeited accounts totaled $222,670 and $139,970, respectively. In 2005 and 2004, the amount of forfeitures used to pay Plan expenses was approximately $113,000 and $141,000, respectively. The remaining forfeitures are available to offset future Company matching contributions.
(Continued)

INTRAWEST 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Valuation of Investments

Investments in mutual funds and common stocks are valued at fair value determined by quoted market price. Money market accounts are stated at cost, which approximates fair value. Loans to participants are recorded at the amount borrowed less repayments, which approximates fair value. Investment transactions are recorded on the trade date. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses and Distributions

Administrative expenses are either paid directly by the Plan or through the use of forfeited nonvested accounts. Distributions are recorded when paid.

(d)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ from those estimates.

(e)	Realized and Unrealized Gains and Losses

Net realized and unrealized appreciation in the fair value of investments is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.
(3)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Under the provisions of the Plan, if the Plan is terminated, the accounts of all participants would become vested and the Plan trustee would distribute the assets in the Plan to participants.

Additionally, the Plan sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.
(Continued)

INTRAWEST 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(4)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004

Fidelity Freedom 2030	$10,521,790	9,429,993
Fidelity Freedom 2040	5,351,936	4,746,765
Fidelity Freedom 2020	5,310,837	4,465,405
Dodge & Cox Stock	5,179,705	3,945,419
Fidelity Blue Chip	4,852,771	4,887,765
TRP Small Cap Stock	3,860,194	3,486,460
Fidelity Dividend Growth	3,557,355	3,301,061
Fidelity Diversified International	3,484,080	—
Rainier Small/Mid Cap Stock	3,114,709	—
Fidelity Retirement Money Market	3,028,420	2,837,571
Fidelity Mid-Cap Stock	—	2,706,466
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$3,859,345	4,279,634
Intrawest Corporation common stock	346,661	245,667

	$4,206,006	4,525,301

(5)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the plan and its underlying trust are designed and are currently being operated in compliance with the applicable provisions of the IRC.
(Continued)

INTRAWEST 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(6)	Nonexempt Transactions

During 2005 and 2004, the Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to $178,510 and $238,673 in 2005 and 2004, respectively, and resulted in lost earnings of $773 and $1,419, respectively. The Company has made additional contributions for the years listed to credit these lost earnings to participant accounts.

(7)	Risks and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(8)	Related Party Transactions

The Plan invests in certain investments managed by Fidelity Management Trust Company, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has an investment in Intrawest Corporation common stock which qualifies as party-in-interest transactions.
(Continued)

Schedule 1
INTRAWEST 401(k) RETIREMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of party involved / description of asset	Current Value

Intrawest Corporation common stock*	$1,639,033

Money market and cash accounts:
Non-interest bearing cash	1,289
Interest bearing cash	60,228
Fidelity Retirement Money Market*	3,028,420

3,089,937

Mutual funds:
Fidelity Freedom 2030*	10,521,790
Fidelity Blue Chip*	4,852,771
Fidelity Freedom 2040*	5,351,936
Fidelity Freedom 2020*	5,310,837
Fidelity Dividend Growth*	3,557,355
TRP Small Cap Stock	3,860,194
Dodge & Cox Stock	5,179,705
Fidelity Inter Bond*	1,994,765
Fidelity Diversified International*	3,484,080
Fidelity Freedom 2010*	1,745,654
TRP Mid Cap Value	1,870,412
Rainier Small/Mid Cap Stock	3,114,709
Fidelity Freedom 2000*	542,109
Fidelity Freedom Income*	31,137

51,417,454

Participant loans, interest at 5% to 11%	1,543,417

Total	$57,689,841

* Represents a party-in-interest.
Note: Information on cost of the investments is excluded as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

Schedule 2
INTRAWEST 401(k) RETIREMENT PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2005

	(b)
	Relationship to
(a)	plan, employer	(c)	(d)	(e)
Identity of	or other	Description of transaction,	Amount on	Lost
party involved	party-in-interest	including rate of interest	Line 4(a)	earnings

Intrawest U.S. Holdings Inc.	Plan Sponsor	2005 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 7.10%	$178,510	$773

Intrawest U.S. Holdings Inc.	Plan Sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 0.0% to 9.0%	$238,673	$1,419
It was noted that there were unintentional delays by the Company in submitting 2005 employee deferrals and loan repayments to the trustee. Lost earnings and contributions are expected to be contributed to the Plan in 2006.
It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals and loan repayments to the trustee. Lost earnings and contributions were contributed to the Plan in 2005.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Intrawest 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	Intrawest 401(k) Retirement Plan (Name of Plan)
	By:	/s/ Ross Meacher
Corporate Secretary and
Chief Privacy Officer